INTERNATIONAL TOWER HILL MINES LTD.

(An Exploration Stage Company)

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

August 20, 2009

Introduction

This Management Discussion & Analysis (“MD&A”) for International Tower Hill Mines Ltd. (the “Company” or “ITH”) for the year ended May 31, 2009 has been prepared by management, in accordance with the requirements of National Instrument 51-102, as of August 20, 2009 and should be read in conjunction with the Company’s audited consolidated financial statements for the years ended May 31, 2009, 2008 and 2007.  Except where otherwise noted, all dollar amounts are stated in Canadian dollars.

This MD&A contains certain statements that may constitute “forward-looking statements”.  Forward-looking statements include but are not limited to, statements regarding future anticipated property acquisitions, the timing, cost and nature of future anticipated exploration programs and the results thereof, discovery and delineation of mineral resources/reserves, the potential for various processing methods for mineralized material from the Company’s properties, projected metal recovery rates, the anticipated preparation and timing of an updated 43-101 resource estimate and preliminary economic analysis at the Livengood project, the potential for a significant expansion of the estimated Livengood resources and business and financing plans.  Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or which by their nature refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the Company’s inability to identify one or more economic deposits on its properties, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks identified herein under “Risk Factors”.  For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Historical results of operations and trends that may be inferred from the following discussion and analysis may not necessarily indicate future results from operations.  In particular, the current state of the global securities markets may cause significant reductions in the price of the Company’s securities and render it difficult or impossible for the Company to raise the funds necessary to continue operations.  See “Risk Factors – Insufficient Financial Resources/Share Price Volatility”.

This MD&A contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission’s (“SEC”) mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company’s properties.

Cautionary Note to US Investors Concerning Reserve and Resource Estimates

National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates contained in this MD&A or released by the Company in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101.  These definitions differ from the definitions in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”).  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.  Under SEC Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves or that they can be mined economically or legally.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all, or any part, of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or that it can be economically or legally mined.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.  The term “contained ounces” is not permitted under SEC Industry Guide 7.

Accordingly, information contained in this MD&A contain descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

All of the Company's public disclosure filings, including its most recent management information circular, material change reports, press releases and other information, may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

Overall Performance

During the three months ended May 31, 2009 and to the date of this MD&A, the Company:

  Began its planned 35,000 metre 2009 summer drilling program at the Livengood project on June 1, 2009, utilizing three reverse circulation drills and one diamond drill.  This expanded drill program is in response to the encouraging results generated in the winter 2008/09 program.
  Discovered a major new gold zone, called the Sunshine Zone, at the Livengood project.  The new zone is located on the northeast extension of the existing deposit, and has returned a number of thick, highly oxidized intervals (starting from surface) with several exceeding 1 g/t gold in grade.  The Sunshine Zone has potential to add significantly to the overall resource base and enhance potential mining economics.
  Completed its second quarter 2009 NI 43-101 Livengood resource estimate.  As at May 30, 2009, estimated resources at Livengood now total 145.8 million tonnes at 0.86 g/t gold (4.04 million ounces) indicated and 142.6 million tonnes at 0.79 g/t gold (3.60 million ounces) inferred, at a 0.5 g/t gold cut off.  The Livengood resource has increased in size, grade and confidence as the Company continues to expand the deposit.
  Completed the exercise of 7,753,385 warrants, broker options and broker warrants on May 9, 2009 for net proceeds of $23,114,288.  The current treasury is adequate to fund the Company’s exploration and development program for the next 24 months.
  Received notice from AngloGold Ashanti (U.S.A.) Exploration Inc. (“AngloGold”) that it wished to exercise its top-up right to maintain its 13.2907% interest in the Company.  Accordingly, the Company has agreed to sell to AngloGold, on a private placement basis, 1,218,283 common shares at $2.68 per share for net proceeds to the Company of $3,264,998, which will add additional funds to the Company’s treasury.  The placement has received all required regulatory acceptances and approvals and is anticipated to close on August 25, 2009.
  Dropped its option to acquire an interest in the Painted Hills project, Nevada, from Redstar Gold Corp. (“Redstar”) due to disappointing results.
  Entered into an agreement to acquire all of the interest of Redstar in the North Bullfrog project, Nevada (including Redstar’s interest in the Mayflower and Connection properties) for $250,000 and 200,000 shares.

The initial drilling results from the 2009 summer drilling program at Livengood have returned encouraging gold values from the both the Sunshine and East Zones, including hole MK-RC-0162, which returned 15.2 metres @ 1.42g/t gold, 22.9 metres @ 0.98g/t gold, 47.3 metres @1.20g/t gold, 45.7 metres @1.11g/t gold & 10.7 metres @ 1.07g/t gold.  The Sunshine Zone has returned thicker and higher grades intervals analogous to the Core Zone, which was discovered in 2008 and hosts the bulk of the existing Livengood resource estimated as at May 30, 2009.  In addition, the Sunshine Zone is deeply oxidized (+150 metres) with mineralization outcropping and extending below 200 metres in depth.  The East Zone is an extension of the southern end of the Core Zone to the east and has returned a number of higher grade intersections in a similar geologic setting as the Core Zone (such as MK-RC-0154, which returned 45.7 metres @ 1.62 g/t gold).  The results to date from the 2009 summer program have been very encouraging and suggest the potential for a major expansion of the estimated resources in the next resource update (scheduled for September/October, 2009).

The Company is working toward adding the new Sunshine and East Zone drilling into an updated resource model and preparing a preliminary economic assessment of the Livengood project, scheduled for completion in the late third quarter or early fourth quarter of 2009.  The new discovery of the shallow, thick, deeply oxidized mineralization in the Sunshine Zone has the potential to enhance the mining economics for the overall deposit.

The Company intends to focus most of its resources on the continued expansion and development of the Livengood deposit.  However, the Company does plan an initial drill program for its Coffee Dome project and continued surface exploration on its Chisna project, both in the third quarter of 2009, and a limited drill program at the North Bullfrog project in Nevada during the winter of 2009/10.  The Company is also seeking joint venture partners for some of its properties, notably the Terra, LMS, and BMP properties in Alaska.  However, there can be no assurance that it will be successful in doing so.

Current Exploration Activities

General

The Company remained focused on the Livengood deposit during the quarter and to date, completing the mid 2009 resource update (as at May 30, 2009) and advancing the 2009 summer drill program and ongoing metallurgical testing for the Livengood deposit.  In addition, the Company is advancing its environmental baseline sampling program, wetlands mapping and other related long-term mine permitting projects at Livengood.

On July 30, 2009, the Company entered into an agreement with Redstar to purchase all of its interest in the North Bullfrog project (including the Connection and Mayflower properties), thereby giving the Company 100% ownership of the project.  Consideration for the acquisition is a cash payment of $250,000 and the issuance of 200,000 common shares.  The agreement relieves the Company from its remaining approximate $1,400,000 work commitment and 10,000 share payment to complete its vesting of a 60% interest in the project, as well as eliminating the requirement to produce a feasibility study to earn and additional 10% interest (70% total).  The Company is presently planning to implement the next phase of exploration on the North Bullfrog project in early 2010.

A surface mapping and sampling program was completed on the Chisna project in August, 2009 and results are pending.  The Company also plans an initial phase I drill program at its Coffee Dome project in September, 2009, focussing on the priority “UAF” target.

The Company did not carry out any significant work on any of the Terra, LMS, Coffee Dome, West Pogo or BMP properties in Alaska or the North Bullfrog project in Nevada during the quarter or to date.

Alaska Properties

Livengood Project

June 2009 Resource Estimate Update

In June 2009, the Company announced the results from its independently prepared mineral resource estimate (as at May 30, 2009) for the Money Knob deposit at its Livengood gold project outside of Fairbanks, Alaska (Tables 1-3).  The independent 43-101 study incorporates all of the previous resource estimates and the 2009 winter program for an overall total of 189 diamond and reverse circulation holes () which targeted the Core Zone.  The expansion of the deposit from the three month long winter 2009 program reaffirms that the grade of the Core Zone is robust and the deposit is open in all directions.  In addition, the Company is pleased to have increased the higher confidence, indicated component of the resource, which grew by 20% from the previously estimated indicated resources.  Given the deposit’s favourable low-strip ratio geometry and positive metallurgical results, the Company has begun work on future development considerations.

The new resource estimate numbers also show rapid expansion of the higher grade component of the deposit, with a 20% increase in total ounces at the 0.70 g/t gold cut off.  The Core Zone has a estimated indicated gold resource of 84.9M tonnes at an average grade of 1.06 g/t gold (2.88M ounces) and an estimated inferred gold resource of 68.8M tonnes at an average grade of 0.99 g/t gold (2.2M ounces), based on the 0.70 g/t gold cut off.  At a 0.30 g/t gold cut off, which is more typical of large bulk-tonnage heap leach deposits, the average grade of the overall deposit increased approximately 8% as most of the drilling in the winter 2009 program was in the higher grade Core Zone.  At a 0.50 g/t gold cut off, the average grade of the overall deposit increased by 5.4%.

Table  1 June 2009 Livengood Resources (at 0.50 g/t gold cut off)

Classification	Gold Cutoff (g/t)	Tonnes (millions)	Gold (g/t)	Gold (Ounces)
Indicated	0.5	145,767,213	0.863	4,044,471
Inferred	0.5	142,557,941	0.79	3,597,925

Table 2 June 2009 Livengood Resources (at 0.70 gold cut off)

Classification	Gold Cutoff (g/t)	Tonnes (millions)	Gold (g/t)	Gold (Ounces)
Indicated	0.7	84,964,254	1.06	2,884,637
Inferred	0.7	68,856,010	0.99	2,200,489

Table 3 June 2009 Livengood Resources (at 0.30 g/t gold cut off)

Classification	Gold Cutoff (g/t)	Tonnes (millions)	Gold (g/t)	Gold (Ounces)
Indicated	0.3	234,945,944	0.69	5,174,276
Inferred	0.3	280,596,423	0.59	5,322,617

Figure 1  Distribution of 2008 and 2009 drill holes incorporated into the June 2009 mineral resource estimate.

Livengood Project Highlights

  Ongoing drilling at the project continues to expand the deposit at a rapid rate, with the current estimated resource only representing a snapshot in time of what the Company believes is a growing resource base.  The latest resource estimate (as at May 30, 2009, released in June 2009) of 145.76 Mt indicated at an average grade of 0.863 g/t gold (4.04 Moz) and 142.55 Mt inferred at an average grade of 0.79 g/t gold (3.6 Moz), both at a 0.5 g/t gold cutoff, makes it one of the largest new gold discoveries in North America.
  The higher grade Core Zone of the deposit (indicated resources of 84.9 Mt at an average grade of 1.06 g/t gold and inferred resources of 68.8 Mt at an average grade of 0.99 g/t gold, based on a cut off grade of 0.70 g/t gold) could form the base for a starter pit component as other higher grade zones are developing in the SW, Sunshine and East zones of the deposit.
  The current drilling at Livengood only covers about 30% of the Main Gold Target, which is approximately 12 square kilometres in area.
  Ongoing metallurgical studies focusing on the mill potential indicate that the mineralization has an unusually high gravity concentration component with an average of 77% of the gold reporting to just 15% of the material.  This could offer a significant cost savings opportunity for both capital and operating costs.
  The geometry of the currently defined shallowly dipping, outcropping deposit has a low strip ratio amenable for low cost open pit mining that could support a high production rate and economies of scale.
  No major permitting hurdles have been identified to date.

2009 Summer Drilling Program

The Company began its Phase II summer 2009 drill program in June with a planned 35,000 metres of reverse circulation drilling.  This current program tests large areas within and adjacent to the existing estimated resource area as well as deep testing of higher-grade feeder zone targets.  These areas have a number of higher grade holes in close proximity to them and are expected to significantly add ounces to the next resource estimate.  In addition to the ongoing resource expansion and planned preliminary economic analysis, a detailed metallurgical study of the milling and heap leach potential of the deposit is underway as well as baseline environmental studies needed for future mine permitting.

During the quarter and to date, the Company has received significant drill results from several key areas of the deposit which illustrate its significant expansion potential.  These areas are listed below:

The SW Zone lies southwest of the Core Zone (which contains the bulk of the 2008 resource estimate) and has returned a number of encouraging higher grade intercepts from the drilling, such as MK-RC-0119, which returned 57.9 metres at 2.2 g/t gold and MK-RC-0123, which returned 159 metres at 1.0 g/t gold.  Mineralization in the SW Zone occurs in all units of the stratigraphy and at depths ranging from the surface to 300 metres (Table 4).  Drill results from the SW Zone have produced numerous thick intervals above 1 g/t gold, with many exceeding 2 g/t gold.  This is characteristic of the best parts of the Core Zone, located approximately 500 metres to the east.  The new high-grade SW Zone area appears to be related to a generalized northeast trend of mineralization that extends over two kilometres to the northeast, as evidenced by holes MK-RC-0130, which returned 96 metres @ 1.1 g/t gold and MK-RC-0112, which returned 41 metres @ 1.69 g/t gold and 101 metres @ 1.13 g/t gold, as well as the new Sunshine Zone results.

Figure 2  Location and assay status of drill holes with respect to target areas at the Livengood project.

In the northeast part of the deposit, a new “Core Zone type” zone, referred to as the “Sunshine Zone”, is emerging from ongoing drilling.  This zone exhibits nearly continuous mineralization, extending from surface to in excess of 250 metres (Figure 3).  The mineralization is generally hosted in sandstones and siltstones which are oxidized to depth, further enhancing the potential value of this new area of the deposit.  On average, each of the holes in the Sunshine Zone released to date have averaged over a 200 metre thickness of mineralization above a 0.25 g/t gold cut off, indicating this new discovery should have a major impact on the overall tonnage of the deposit.

Grid drilling has also continued to expand the East Zone sector of the deposit.  This zone is the eastern extension of the south end of the Core Zone and has now been extended for over 300 metres to the east.  Mineralization in the East Zone is typical of the Core Zone, with higher grade mineralization primarily hosted in the upper sediment and volcanic units and controlled by shallow dipping structural zones crossing all stratigraphy.

These new results represent the potential for a significant expansion of the Livengood deposit over the last resource estimate in June 2009 and are expected make a significant impact on ongoing mining studies.

Figure 3  Section through the Sunshine Zone, illustrating the continuity of mineralization in the sediments.
Orange intervals on the lithology log indicate Cretaceous dikes.

Table 4  New intercepts from 2009 Summer Drill Program

Hole ID	From (metres)	To (metres)	Length (metres)	Gold (g/t)	Area of the Deposit
MK-RC-0119	12.19	21.34	9.15	8.33	SW Zone
	59.44	117.35	57.91	2.18

MK-RC-0120	268.22	313.94	45.72	2.11	SW Zone

MK-RC-0121	160.02	175.26	15.24	0.90	SW Zone
	181.36	230.12	48.76	0.89

MK-RC-0122	211.84	272.80	60.96	0.84	SW Zone

MK-RC-0123	33.53	42.67	9.14	1.46	SW Zone
	47.24	51.82	4.58	1.90
	156.97	169.16	12.19	1.91
	173.74	332.84	159.10	1.00

MK-RC-0124	9.14	16.76	7.62	3.68	SW Zone
	103.63	106.68	3.05	2.12
	164.59	245.36	80.77	0.72
	252.98	257.56	4.58	1.03
	280.42	288.04	7.62	1.01

MK-RC-0125	22.86	27.43	4.57	5.21	Infill
	124.97	167.64	42.67	0.92
	185.93	211.84	25.91	0.65
	237.74	278.89	41.15	0.77

MK-RC-0126	53.34	59.44	6.10	1.78	Infill
	85.34	88.39	3.05	3.00
	92.96	128.02	35.06	0.82
	140.21	195.07	54.86	1.34
	199.64	239.27	39.63	2.37

MK-RC-0127	0.00	3.05	3.05	3.32	SW Zone
	150.88	166.12	15.24	1.08
	210.31	249.94	39.63	0.46

MK-RC-0128	16.76	22.86	6.10	1.00	NE Zone
	67.06	73.15	6.09	2.61
	109.73	128.02	18.29	0.76
	135.64	146.30	10.66	0.72
	236.22	277.37	41.15	0.74

MK-RC-0129	74.68	83.82	9.14	1.22	SW Zone
	172.21	185.93	13.72	0.76
	195.07	239.27	44.20	0.77

MK-RC-0130	1.52	41.15	39.63	0.65	NE Zone
	185.93	281.94	96.01	1.10

MK-RC-0131	118.87	131.06	12.19	1.68	SW Zone
	161.54	170.69	9.15	2.27
	178.31	190.50	12.19	1.57
	195.07	213.36	18.29	0.71

MK-RC-0132	48.77	51.82	3.05	4.43	SW Zone
	155.45	181.36	25.91	1.35

MK-RC-0134	53.34	65.53	12.19	1.57	Infill
	105.16	141.73	36.57	1.07

MK-RC-0159	99.06	126.49	27.43	0.77	NE Zone

MK-RC-0160	0	45.72	45.72	0.62	NE - Sunshine Zone
	64.01	195.07	131.06	0.88

MK-RC-0161	210.31	219.46	9.15	0.67	E Zone

MK-RC-0162	16.76	32	15.24	1.42	NE - Sunshine Zone
	92.96	115.82	22.86	0.98
	123.44	170.69	47.25	1.20
	182.88	228.6	45.72	1.11
	230.12	240.79	10.67	1.07

MK-RC-0163	164.59	179.83	15.24	0.59	E Zone

MK-RC-0164	155.45	169.16	13.71	1.33	E Zone

MK-RC-0165	18.29	62.48	44.19	0.70	NE - Sunshine Zone
	79.25	106.68	27.43	0.85
	114.3	167.64	53.34	0.63
	172.21	202.69	30.48	0.58
	210.31	249.94	39.63	0.49

MK-RC-0166	50.29	91.44	41.15	0.81	NE - Sunshine Zone
	111.25	181.36	70.11	0.70

MK-RC-0167	35.05	76.2	41.15	1.22	NE - Sunshine Zone
	83.82	106.68	22.86	0.77
	193.55	256.03	62.48	0.94
	262.13	286.51	24.38	0.64

MK-RC-0169	205.74	298.7	92.96	0.77	NE Zone
	316.99	339.85	22.86	0.57

MK-RC-0180	16.76	89.92	73.16	0.79	NE - Sunshine Zone
	120.4	141.73	21.33	1.33
	237.74	269.75	32.01	0.63

MK-RC-0185	24.38	68.58	44.2	0.53	NE - Sunshine Zone
	79.25	144.78	65.53	0.80
	211.84	231.65	19.81	0.52
	246.89	262.13	15.24	1.07

MK-09-35	112.65	127.66	15.01	1.14	Core Zone
	180.21	274.93	94.72	0.81

Geological Overview

Mineralization in the Money Knob deposit occurs at the surface and forms stratabound and cross-cutting bodies in a large thrust faulted and recumbently folded sedimentary and volcanic sequence.  The main body of mineralization lies within a general 2 kilometre wide and 6 kilometre long northeast trending belt of gold anomalous soil geochemistry, with the current Core Zone focused along a northwest trend within the geochemical anomaly that is at least 1.6 kilometres long and 1.2 kilometres wide.  This large structural zone has localized a series of 90 million year old (Fort Knox age) dikes, sills and plugs that are believed to be related to the gold mineralization.  The configuration and thickness of the mineralized zone suggest a near-surface, low strip, bulk-mining scenario.

Metallurgical Test Results

The most recent metallurgical work, performed by Kappes Cassiday & Associates of Reno, Nevada, focused on testing gold recovery enhancement.  The tests followed a proven gold recovery flow-sheet which utilized a combination of grinding, gravity concentration and cyanide leaching of the tails to increase average recoveries by 15% in the oxide/transition rock and by 30% in the un-oxidized rock, resulting in a global average gold recovery of 89%.  The significant increase in gold recovery indicates that the economics of the Livengood deposit could be enhanced by a high recovery milling operation for the higher grade ore and a low grade heap leach operation for the lower grade material, similar to that employed by the producing Fort Knox Mine located 60 miles to the south.  Additional testwork will seek to further improve and refine these encouraging results.

A summary of the gold recovery profiles for the two major ore types is shown in Table 5 with individual samples detailed in Table 6.

Table 5  Summary of Livengood Metallurgical Results

Mineralization Type	% Gold Recovery (-10 mesh)	% Gold Recovery (-200 mesh)	% Gold Recovery (-200 mesh + Gravity Con)
Oxide-Transitional	76%	82%	91%
Un-Oxidized	57%	71%	87%

The positive metallurgical testwork results confirm earlier indications on recovery optimization through grinding and should open the door to a much more economically robust project at Livengood.  This information, linked with the ongoing success the Company is enjoying in developing large, higher grade (+1 g/t gold) zones as well as the significant depth potential of these zones, paints a positive picture for a potential expansion of the existing gold resource and a corresponding increase in the economic potential of the Livengood deposit.

The recent recovery tests were conducted on twenty-four representative samples that had undergone previous minus 10 mesh (-10 mesh) bottle roll tests to determine if recoveries could be enhanced through grinding (milling option).  Compared to the -10 mesh leaching tests, the new data indicate that minus 200 mesh (-200 mesh) grinding plus gravity concentration increases average recoveries by 15% in the oxide/transition rock and by 30% in the un-oxidized rock.  The average concentration ratio of the gravity concentrates is exceptional, averaging approximately 100 to 1, resulting in a high-grade concentrate that averages 87.87 g/t gold.  Cyanide recovery on the tails (after concentrate extraction) is still 60%, resulting in high overall gold recovery for all ore types.  Further testing will determine if the gravity concentrate requires additional grinding in order to maximize gold extraction.

	Calculated Head, gms Au/MT	Au Extracted @10 mesh %	Au Extracted @ 200 mesh %	@ 200 mesh + Grav %	Grav Con Grade gms Au/MT
100112113	0.459	79%	84%	92%	45.9
100588589	1.686	59%	73%
100772773	0.728	76%	70%
100829830	1.278	77%	83%	91%	129.12
101024026	0.62	71%	88%
101273274	0.787	78%	87%	91%	54.8
101291292	1.333	87%	91%	94%	94.37
101548549	2.67	95%	94%	99%	163.8
101604605	0.992	75%	83%	96%	200.24
101774775	1.069	85%	94%	95%	89.78
101827829	2.733	80%	98%	94%	77.32
101847849	1.279	58%	59%	82%	67.34
102070071	0.594	92%	87%
102096097	1.074	71%	89%	85%	50.58
102575576	0.927	96%	94%	98%	200.09
102642643	0.596	69%	80%	91%	47.59
102886887	0.873	36%	42%	75%	81.92
103110111	0.711	75%	85%	95%	153.51
Average OX & Trans Ore		76%	82%	91%	104.03

102536537	0.875	90%	96%	99%	50.58
100123124	0.609	59%	76%	90%	27.08
101896897	1.269	28%	41%	70%	52.68
101925926	1.552	48%	64%	85%	194.67
101618619	1.434	60%	80%	90%	68
101437438	0.819	59%	70%	85%	37.3
Average UN-OX Ore		57%	71%	87%	71.72

Table 6  Cyanide extraction results from 72 hour bottle roll tests conducted by Kappes Cassiday & Associates on -200 mesh material and with initial gravity concentration and cyanidation of the tailings material.
(The Hazen Research results on -10 mesh material are included for comparison).

Twenty-four samples were ground to -200 mesh and then split, with one portion undergoing whole ore bottle roll testing and the other portion going to a gravity concentrator.  Only 20 samples had sufficient material to do both tests.  The whole ore bottle roll tests were conducted on 1 kilogram aliquots with 40% solids in 1 gram/litre cyanide mixture.  During the test, samples were extracted at 2, 4, 8, 16, 24, 36, 48 and 72 hours to define an extraction curve.  The gravity concentration test involved feeding the sample through a Falcon SB40 Concentrator at 3 psig, 50 Hz and 20% solids three times.  Following the first two runs, the Falcon concentrate was hand panned and the middlings were returned to the tails for further concentration.  The final run concentrate was panned and the middlings were separated.  The combined panned concentrate and final middlings were subsequently fire assayed while the tails were subjected to 72 hour bottle roll cyanide extraction.  The combined assays were used to calculate the total gold recovery.

Project Background

The Company controls 100% of its 44 square kilometre Livengood land package, which is primarily made up of fee land leased from the Alaska Mental Health Land Trust and a number of smaller private leases of patented and unpatented state and federal lode and placer mineral claims.  The Livengood project has a very favourable logistical location, being situated 115 road kilometres north of Fairbanks, Alaska along the paved all weather Elliott Highway and the Trans Alaska Pipeline corridor and approximately 55 kilometres north of the state power grid and the proposed natural gas pipeline.

The Company and its predecessor, AngloGold, have been exploring the Livengood area since 2003, with the project’s first indicated resource estimate being announced in early 2008.  The 2008 drill program marked the first grid drilling resource definition campaign for the project and was the only initial step in what the Company envisions as a major exploration program, presently underway, to define what it anticipates is one of the world’s larger new gold deposits.

Qualified Person and Quality Control/Quality Assurance

The work program at Livengood was designed and is supervised by Dr. Russell Myers, Vice President, Exploration, and Chris Puchner, Chief Geologist (CPG 07048), of the Company, who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core.  Duplicate reverse circulation drill samples are collected with one split sent for analysis.  Representative chips are retained for geological logging.  On-site personnel at the project log and track all samples prior to sealing and shipping.  All sample shipments are sealed and shipped to ALS Chemex in Fairbanks, Alaska for preparation and then on to ALS Chemex in Vancouver, B.C. for assay.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information on the Livengood property that forms the basis for some of this MD&A and has approved the disclosure herein.  Mr. Pontius is not independent of ITH, as he is the President and CEO and holds common shares and incentive stock options.

Tracy E. Barnes, P.E. of Barnes Engineering Services, Inc., a consulting mining engineer, has acted as the Qualified Person, as defined in NI 43-101, for the preparation of the resource modeling (as at May 30, 2009) for the Livengood deposit.  Mr. Barnes is a Professional Engineer in the State of Colorado, US (No. 33381) and has a BS degree in Mining Engineering and more than 34 years of relevant mining engineering experience in operating, corporate and consulting environments.  Mr. Barnes is also a SME Founding Registered Member.  Both Mr. Barnes and Barnes Engineering Services, Inc. are independent of the Company under NI 43-101.

Dr. Paul D. Klipfel, Ph.D., a consulting economic geologist employed by Mineral Resource Services Inc., has acted as the Qualified Person, as defined in NI 43-101, for the exploration data and has supervised the preparation of the technical exploration information with respect to the Livengood deposit on which some of this MD&A is based.  Dr. Klipfel has a PhD in economic geology and more than 30 years of relevant experience as a mineral exploration geologist.  He is a Certified Professional Geologist [CPG 10821] by the American Institute of Professional Geologists.  Both Dr. Klipfel and Mineral Resource Services Inc. are independent of the Company under NI 43-101.

Nevada Projects

On July 30, 2009, the Company entered into an agreement with Redstar to purchase all of its interest in the North Bullfrog project (including the Connection and Mayflower properties), thereby giving the Company 100% ownership of the project.  Consideration for the acquisition is a cash payment of $250,000 and the issuance of 200,000 common shares.

North Bullfrog Project

The North Bullfrog project includes nine highly prospective gold targets (Figure 4), one of which (the Mayflower property) was drilled by the Company in 2008 and contains an initial NI 43-101 indicated resource of 57,086 ounces of gold and an inferred resource of 23,793 ounces of gold (Table 7).  The North Bullfrog property covers approximately 24 square kilometres, with approximately 30% of the land being leased patented federal lode mining claims.  The property includes the newly acquired (December, 2008) Connection property, which has a number of historic drill intersections that have yet to be followed up (Table 8).  The Company is currently targeting a multiple deposit concept for the North Bullfrog project, which could support a central processing facility.

Following the completion of the acquisition from Redstar (anticipated by mid September, 2009), the Company will implement an exploration plan designed not only to expand the Mayflower deposit but also to assess and develop the other District scale targets.  The Company anticipates that, given its present commitments on the Livengood project in Alaska, it will commence a follow-up drilling program at the North Bullfrog Project in early 2010.

Table 7 : MAYFLOWER INDICATED & INFERRED RESOURCE (using a 0.50 g/t gold cut-off grade)
Resource	Tonnes > Cutoff	Grade > Cutoff		Contained Ounces
Category	(tonnes)	Gold (g/t),	Silver (g/t)	Gold	Silver
INDICATED	2,020,000	0.88	0.45	57,086	29,160
INFERRED	950,000	0.78	0.36	23,793	10,904

This initial resource estimate covers only part of the Mayflower gold system, which remains open and indicates the potential for a bulk tonnage deposit.  The August 25, 2008 technical report on the North Bullfrog Project (available on SEDAR) also summarizes initial metallurgical data from six bottle tests completed for the Company at Hazen labs at a 10 mesh crush size, which returned an average gold recovery of 76% after 16 hours.

Table 8:  Selected Drillhole Assays Results*

Connection Area

Hole	Opt Gold	Interval (Feet)	From (Feet)	To (Feet)	Highest Value Over 5 Feet	g/t Gold	Interval (Metres)	From (Metres)	To (Metres)	Highest Value Over 5 Feet
NB92	0.084	25	60	85	0.184	2.866	7.6	18.3	25.9	6.308
NB99	0.079	30	25	55	0.327	2.691	9.1	7.6	16.8	11.211
NB80	0.051	50	50	100	0.106	1.752	15.2	15.2	30.5	3.634
NB104	0.050	20	100	120	0.120	1.697	6.1	30.5	36.6	4.114
NB101	0.034	30	10	40	0.062	1.171	9.1	3.0	12.2	2.126
NB105	0.031	50	45	95	0.058	1.049	15.2	13.7	29.0	1.989

*Assay data taken from results reported by Cordex Exploration Company and are believed to be representative, although the Company has not yet confirmed these with its own drill data.  Until such confirmation has been obtained, readers should not place undue reliance on the information contained herein.  Assays in some cases by atomic absorption only; analysis from 1974 to 1982 by Rocky Mountain Geochemical Corp, Monitor Geochemical Laboratory Inc and Hawthorne Analytical Laboratories.  The mineralized zone has been defined by 19 historic vertical holes totalling 1396 metres (4580 feet), only 2 of which exceed 90 metres (300 feet) in length (the deepest is 160 metres or 525 feet).  All 19 holes have at least 1.5 metres grading 0.45 g/t gold (5 feet grading 0.013 opt gold).

Figure 4: Significant Prospects in the North Bullfrog Project Area
where additional deposits might be located.

Redstar Agreement Terms

Pursuant to an agreement made as of July 30, 2009 among Redstar and Redstar Gold U.S.A. Inc. (“Redstar US”), as vendors (“Vendors”), Talon Gold Nevada Inc. (“Talon”) (the Company’s Nevada subsidiary), as purchaser, and the Company, as guarantor, Talon has agreed to acquire all of the Vendors’ interest in the North Bullfrog project (including the underlying leases of an aggregate of 33 patented claims, all data, and 213 unpatented mining claims).  The key points of the agreement include the following:

  Payment by Talon of $250,000 to Redstar US, and the delivery of 200,000 common shares to Redstar for their full interest in the North Bullfrog project.
  The Vendors will make available the services of Redstar’s US Exploration Manager until December 31, 2009 to assist Talon in fully assuming the operational control of the North Bullfrog Project, including completing the orderly transfer of all leases, exploration data and exploration permits to Talon.

The completion of the acquisition will eliminate the Company’s current vesting requirements to earn a 60% interest under the existing March 15, 2007 option agreement, which included a remaining approximately $1,400,000 expenditure requirement plus the issuance of 10,000 common shares, as well as the requirement to produce a feasibility study to earn an additional 10% interest (for a total of 70%) in the North Bullfrog Project.

Closing of the acquisition is subject to the acceptance for filing thereof by the TSX Venture Exchange on behalf of each of Redstar and the Company (both received), the approval thereof by the NYSE-Amex on behalf of the Company (pending) and the satisfaction of the usual conditions precedent, including the accuracy of representations and warranties, and the performance of covenants, as at closing.  Closing of the acquisition is to occur 5 business days after all regulatory acceptances and approvals have been received.

Property Summary

The North Bullfrog Property is located near Beatty, Nevada and has excellent access and infrastructure.  It is 7 kilometres north of the historic Bullfrog mine operated by Barrick Gold Corporation until the mid 1990’s.  The results from the 2008 drilling program and initial resource estimate on the Mayflower target have defined an outcropping, south dipping, broad zone of gold mineralization within favourable volcanoclastic units cored by a high-grade quartz vein system.  This high-grade mineralization is currently well exposed in the David Adit, where native gold was observed, and requires further exploration down dip to determine its significance and potential.  The Mayflower mineralization is low-sulphide in character with deep pervasive oxidation in the favourable units.

Qualified Person and Quality Control/Quality Assurance

The work program at North Bullfrog was designed and supervised by Dr. Russell Myers, Vice President of Exploration of the Company, and Dr. Jacob Margolis, U.S. Exploration Manager for Redstar, who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project log, tag and track each individual borehole sample, which is then sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information on the North Bullfrog property that forms the basis for some of this MD&A and has approved the disclosure herein.  Mr. Pontius is not independent of ITH, as he is the President and CEO and holds common shares and incentive stock options.

Mr. Gary Giroux, M.Sc., P. Eng (B.C.), a consulting geological engineer employed by Giroux Consultants Ltd., has acted as the Qualified Person, as defined in NI 43-101, for the Giroux Consultants Ltd. mineral resource estimate at the Mayflower property.  He has over 30 years of experience in all stages of mineral exploration, development and production.  Mr. Giroux specializes in computer applications in ore reserve estimation, and has consulted both nationally and internationally in this field.  He has authored many papers on geostatistics and ore reserve estimation and has practiced as a Geological Engineer since 1970 and provided geostatistical services to the industry since 1976.  Both Mr. Giroux and Giroux Consultants Ltd. are independent of the Company under NI 43-101.

Financing Activities

During the quarter ended May 31, 2009 and to the date of this MD&A, the Company has carried out the following financing activities:

On March 4, 2009, the Company closed a private placement through a syndicate of underwriters and sold an aggregate of 4,200,000 common shares at a price of $2.50 per share for gross proceeds of $10,500,000 on a bought deal basis in Canada and a concurrent private placement in the United States to accredited investors.  The underwriters received a 7% cash commission ($735,000) and 294,000 non-transferrable broker’s warrants.  Each broker warrant is exercisable to acquire one common share of the Company at $2.95 until September 4, 2010.  The Company also paid the underwriters’ expenses and costs of the offering.

Effective May 9, 2009, the Company issued an aggregate of 7,753,385 common shares upon the exercise of 7,753,385 warrants, broker options and broker warrants for net proceeds of $23,114,288.

On July 10, 2009, AngloGold exercised its right to maintain its 13.2907% equity interest in the Company.  AngloGold’s equity interest had been diluted by virtue of the Company’s issuance of shares since March 1, 2009, principally due to the exercise of 7,753,385 warrants, broker options and broker warrants in May.  The “top-up” provision, contained in the June 30, 2006 purchase agreement among AngloGold, the Company and Talon pursuant to which the Company acquired AngloGold’s Alaskan assets (including the Company’s flagship Livengood property), gives AngloGold the right, twice a year, to maintain its then current equity ownership percentage in the Company on an ongoing basis thereby avoiding dilution as a result of the issuance of shares by the Company in connection with property payments or warrant or option exercises.  AngloGold also has a separate right to participate in any equity financings by the Company up to its then pre-financing percentage equity interest.  As a consequence of AngloGold’s election to exercise its “top-up” right, the Company will sell to AngloGold, on a private placement basis, an aggregate of 1,218,283 common shares at a price of $2.68 per share (reflecting the closing price of the Company’s common shares on the TSXV on July 9, 2009 less the maximum discount (15%), as required by the provisions of the “top-up” right) for gross proceeds of $3,264,998.  The private placement is anticipated to close on August 25, 2009.

None of the foregoing securities have been, nor will they be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Risk Factors

Due to the nature of the Company’s proposed business and the present stage of exploration of its Alaskan and Nevada property interests (which are primarily early stage exploration properties with no known reserves), the following risk factors, among others, will apply:

Mining Industry is Intensely Competitive:  The Company’s business is the acquisition, exploration and development of mineral properties.  The mining industry is intensely competitive and the Company will compete with other companies that have far greater resources.

Resource Exploration and Development is Generally a Speculative Business:  Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in size to return a profit from production.  The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company.  These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.  The great majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.

Fluctuation of Metal Prices: Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the metals produced.  Factors beyond the control of the Company may affect the marketability of any substances discovered.  The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions.  There can be no assurance that the price of the minerals that may be contained in any mineral deposit that may be discovered by the Company will be such that such property could be mined at a profit.

Permits and Licenses:  The operations of the Company will require licenses and permits from various governmental authorities.  There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

No Assurance of Profitability:  The Company has no history of earnings and, due to the nature of its business, there can be no assurance that the Company will ever be profitable.  The Company has not paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  The only present source of funds available to the Company is from the sale of its common shares or, possibly, from the sale or optioning of a portion of its interest in its mineral properties.  Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists.  While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of its properties, there can be no assurance that any such funds will be available on favourable terms, or at all.  At present, it is impossible to determine what amounts of additional funds, if any, may be required.  Failure to raise such additional capital could put the continued viability of the Company at risk.

Uninsured or Uninsurable Risks:  The Company may become subject to liability for pollution or hazards against which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Government Regulation:  Any exploration, development or mining operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards.  In addition, the profitability of any mining prospect is affected by the market for precious and/or base metals which is influenced by many factors including changing production costs, the supply and demand for metals, the rate of inflation, the inventory of metal producing corporations, the political environment and changes in international investment patterns.

Environmental Matters:  Existing and possible future environmental legislation, regulations and actions could cause significant expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted and which may well be beyond the capacity of the Company to fund.  The Company’s right to exploit any mining properties will be subject to various reporting requirements and to obtaining certain government approvals and there can be no assurance that such approvals, including environment approvals, will be obtained without inordinate delay or at all.

Insufficient Financial Resources/Share Price Volatility:  While the Company believes that it has sufficient financial resources to carry on all its presently planned activities for the next 24 months, the Company does not have sufficient financial resources to carry on such activities beyond such time.  In the future, the Company’s ability to continue its exploration, assessment, and development activities depends in part on the Company’s ability to commence operations and generate revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements or some combination of these or other means.  There can be no assurance that any such arrangements will be concluded and the associated funding obtained.  There can be no assurance that the Company will commence operations and generate sufficient revenues to meet its obligations as they become due or will obtain necessary financing on acceptable terms, if at all.  The failure of the Company to meet its on-going obligations on a timely basis will likely result in the loss or substantial dilution of the Company’s interests (as existing or as proposed to be acquired) in its properties.  The Company’s priority is to maintain its Livengood project, and it would likely relinquish all other property interests in order to maintain its interest in Livengood.  In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those reflected in its current financial statements.

Recent market events and conditions, including disruptions in the Canadian, United States and international credit markets and other financial systems and the deterioration of the Canadian, United States and global economic conditions, could, among other things, impede access to capital or increase the cost of capital, which would have an adverse effect on the Company’s ability to fund its working capital and other capital requirements.

In 2007, 2008 and into 2009, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, subprime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities.  These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence.  These conditions continued and worsened in 2008 and early 2009, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions.  Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially.  In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies, particularly junior resource exploration companies such as the Company.  These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations.  The Company’s access to additional capital may not be available on terms acceptable to the Company or at all.

In recent months, worldwide securities markets, particularly those in the United States and Canada, have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development stage companies, have experienced unprecedented declines in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  Most significantly, the share prices of junior natural resource companies have experienced an unprecedented decline in value and there has been a significant decline in the number of buyers willing to purchase such securities.  In addition, significantly higher redemptions by holders of mutual funds has forced many of such funds (including those holding the Company’s securities) to sell such securities at any price.  As a consequence, despite the Company’s past success in securing significant equity financing, market forces may render it difficult or impossible for the Company to secure placees to purchase new share issues at a price which will not lead to severe dilution to existing shareholders, or at all.  Therefore, there can be no assurance that significant fluctuations in the trading price of the Company’s common shares will not occur, or that such fluctuations will not materially adversely impact on the Company’s ability to raise equity funding without significant dilution to its existing shareholders, or at all.

Financing Risks:  The Company has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects or to fulfil its obligations under any applicable agreements.  Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.  Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties.

Dilution to the Company’s existing shareholders:  The Company may require additional equity financing be raised in the future.  The Company may issue securities on less than favourable terms to raise sufficient capital to fund its business plan.  Any transaction involving the issuance of equity securities or securities convertible into Common Shares would result in dilution, possibly substantial, to present and prospective holders of Common Shares.

Foreign Countries and Regulatory Requirements:  All of the mineral properties held by the Company are located in the United States of America where mineral exploration and mining activities may be affected in varying degrees by political instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws and mining laws, affecting the Company’s business in that country.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business, or if significant enough, may make it impossible to continue to operate in the country.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Dependence Upon Others and Key Personnel:  The success of the Company’s operations will depend upon numerous factors, many of which are beyond the Company’s control, including (i) the ability to design and carry out appropriate exploration programs on its mineral properties; (ii) the ability to produce minerals from any mineral deposits that may be located; (iii) the ability to attract and retain additional key personnel in exploration, marketing, mine development and finance; and (iv) the ability and the operating resources to develop and maintain the properties held by the Company.  These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company and its consultants and employees.  There can be no assurance of success with any or all of these factors on which the Company’s operations will depend, or that the Company will be successful in finding and retaining the necessary employees, personnel and/or consultants in order to be able to successfully carry out such activities.  This is especially true as the competition for qualified geological, technical and mining personnel and consultants is particularly intense in the current marketplace.

Currency Fluctuations:  The Company presently maintains its accounts in Canadian and United States dollars.  The Company’s operations in the United States of America and its payment commitments and exploration expenditures under the various agreements governing its rights to the Alaskan mineral properties are denominated in U.S. dollars, making it subject to foreign currency fluctuations.  Such fluctuations are out of its control and may materially adversely affect the Company’s financial position and results.

United States General Mining Law of 1872:  In recent years, the U.S. Congress has considered a number of proposed amendments to the United States General Mining Law of 1872, as amended (the “General Mining Law”), which governs mining claims and related activities on U.S. federal lands (such as in connection with certain areas of the Company’s North Bullfrog and Livengood projects).  Although no such legislation has been adopted to date, there can be no assurances that such legislation will not be adopted in the future.  If ever adopted, such legislation could, among other things, impose royalties on gold production from currently unpatented mining claims located on U.S. federal lands.  If such legislation is ever adopted, it could reduce the amount of future exploration and development activity conducted by the Company on such U.S. federal lands. In addition, in 1992, a holding fee of $100 per claim was imposed upon unpatented mining claims located on U.S. federal lands.  In October 1994, a moratorium on the processing of new patent applications was approved.  While such moratorium currently remains in effect, its future is unclear.

Uncertainty of Resource Estimates/Reserves:  Unless otherwise indicated, mineralization figures presented in the Company’s filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by Company personnel and independent geologists.  These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable.  There can be no assurance that:

• these estimates will be accurate;

• reserves, resource or other mineralization figures will be accurate; or

• this mineralization could be mined or processed profitably.

Because the Company has not commenced production at any of its properties, and has not defined or delineated any proven or probable reserves on any of its properties, mineralization estimates for the Company’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience.  In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results.  There can be no assurance that minerals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.  The resource estimates contained in the Company’s filings with securities regulatory authorities, press releases and other public statements that may be made from time to time have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate.  Extended declines in market prices for gold, silver, copper or other metals may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization.  Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on the Company’s results of operations or financial condition.  The Company has not established the presence of any proven and probable reserves at any of its mineral properties. There can be no assurance that subsequent testing or future studies will establish proven and probable reserves at any of the Company’s mineral properties.  The failure to establish proven and probable reserves could restrict the Company’s ability to successfully implement its strategies for long-term growth.

Title to Mineral Properties:  Although the Company has taken steps to verify the title to the mineral properties in which it has or has a right to acquire an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest).  Title to mineral properties may be subject to unregistered prior agreements or transfers, and may also be affected by undetected defects or the rights of indigenous peoples.

Selected Financial Information

Selected Annual Information

Description	May 31, 2009 $	May 31, 2008 $	May 31, 2007 $
	(annual)	(annual)	(annual)
Interest Income	126,402	603,094	248,591

Consulting (including stock-based compensation)	1,847,672	293,270	3,465,383
Property investigation	120,194	110,809	128,535
Professional fees	442,891	203,428	187,663
Investor relations	774,680	782,650	734,593
Foreign exchange gain	181,558	116,912	9,193

Loss for the year	(9,773,923)	(2,420,090)	(8,666,021)
Per share	(0.22)	(0.06)	(0.32)
Total Current Assets	32,845,989	11,325,201	22,119,247
Mineral Properties	33,417,566	23,151,228	13,387,113
Long term financial liabilities	0	0	0
Cash dividends	N/A	N/A	N/A

The variation seen over such years is primarily dependent upon the success of the Company’s ongoing property evaluation and acquisition program and the timing and results of the Company’s exploration activities on its current properties, none of which are possible to predict with any accuracy.  The variation in income is related to the interest earned on funds held by the Company which, being dependent upon the success of the Company in raising the required financing for its activities, is also difficult to predict.

Summary of Quarterly Results

Description	May 31, 2009	February 28, 2009	November 30, 2008	August 31, 2008	May 31, 2008	February 29, 2008	November 30, 2007	August 31, 2007
Interest Income	$ 13,697	$ 10,040	$ 32,012	$ 70,653	$107,915	$ 152,319	$ 211,436	$ 131,424
Net loss for period	(3,168,530)	(1,850,180)	(3,919,265)	(835,948)	(372,907)	(1,070,039)	(445,900)	(531,244)
Per share	(0.07)	(0.04)	(0.09)	(0.02)	(0.01)	(0.03)	(0.01)	(0.01)

Results of Operations

For the year ended May 31, 2009, the Company had a net loss of $9,773,923 or $0.22 per share as compared to a net loss of $2,420,090 or $0.06 per share in the prior year.  For the three months ended May 31, 2009, the Company had a net loss of $3,168,530 or $0.07 per share as compared to a net loss of $372,907 or $0.01 per share for the equivalent period in the prior year.  The following discussion explains the variations in the key components of these numbers but, as with most junior mineral exploration companies, the results of operations are not the main factor in establishing the financial health of the Company.  Of far greater significance are the mineral properties in which the Company has, or may earn an interest, its working capital and how many shares it has outstanding.  Quarterly results can vary significantly depending on whether the Company has abandoned any properties or granted any stock options.

Year ended May 31, 2009 compared with year ended May 31, 2008

For the year ended May 31, 2009, the Company had a net loss of $9,773,923 or $0.22 per share, as compared to a net loss of $2,420,090 or $0.06 per share in the prior year.  The increased loss was significantly affected by stock based compensation (“SBC”) charges of $4,101,404, which included a charge of $1,688,874 in the second quarter resulting from the amendment (re-pricing and extension) of 3,675,000 stock options approved at the Company’s annual general meeting held on October 21, 2008.  The allocation of total SBC expense to financial statement categories is detailed in the table below. Another significant factor relates to the Company’s decision to abandon its interest in two of its Alaskan mineral properties (West Tanana and Gilles), and the write-off of $1,617,785 in associated costs, during the second quarter and one of the Nevada properties (Painted Hills), and the write-off of $1,002,438 in associated costs, during the third quarter, for a total write-down of $2,620,223 for the year (2008 - $Nil).

General and administrative (operating) expenses for the year totalled $7,320,549 compared to $3,229,342 in 2008.  Other than the SBC component of $4,104,404 (2008 - $381,975), the other expense categories which reflected only moderate change period over period (not including SBC) were wages expense of $1,086,828 (2008 - $1,087,172) and professional fees of $386,208 (2008 - $203,428) which were impacted by a new legal retainer agreement with a related party (see below).  Insurance costs increased to $119,396 (2008 – $82,537) due to increased coverage for general liability and contractor equipment.  Property investigation expense increased to $120,194 compared to $110,809 for the prior year.  The increase was due to more exploration activities in Alaska.  Regulatory expenses reduced to $90,333 compared to $110,087 in prior year due to the timing of the Company’s financings which closed in May, 2007.

Other items amounted to a loss of $2,453,374 compared to an income of $809,252 in prior year.  The majority of this loss resulted from the write-off of the West Tanana property of $1,168,530, the Gilles property of $449,255 and the Painted Hill property of $1,002,438.  Interest income decreased to $126,402 (2008 - $603,094) due to lower interest rates and decreasing average cash balances during the year, as the Company’s significant financing activities during the 2009 fiscal year occurred late in the fourth quarter.  The Company also incurred an unrealized loss on held for trading investments of $133,250 (2008 - $Nil).

Three months ended May 31, 2009 compared with three months ended May 31, 2008

For the three months ended May 31, 2009, the Company had a net loss of $3,168,530 or $0.07 per share as compared to a net loss of $372,907 or $0.01 per share in the prior year period.  The increased loss was significantly affected by share purchase options granted in the quarter which resulted in SBC expense of $2,292,264 (2008 - $30,938).

General and administrative (operating) expenses for the period totalled $3,179,478 compared to $847,038 in 2008.  Besides the SBC expenses of $2,294,264 (2008 - $30,938), the increase was the result of increases in expenses for property investigations of $23,904 (2008 - $6,165), travel expenses of $59,332 (2008 - $40,598), regulatory expenses of $57,992 (2008 - $41,837), wages expenses of $228,808 (2008 – 198,005), office expenses of $48,345 (2008 - $32,087), and consulting fees of $87,781 (2008 - $49,676).  Professional fee expenses increased to $180,074 (2008 - $75,179) due to a new legal retainer agreement with a related party (see below) and increased legal activities relating to mineral properties.

Other items amounted to an income of $10,948 compared to an income of $474,131 in the same period of the prior year.  The decrease in the current period resulted from a decrease in interest income of $13,698 (2008 - $107,914), foreign exchange loss of $35,490 when compared to a gain of $276,969 in the same period of prior year and the unrealized gain on held for trading investments of $35,750 (2008 - $Nil).  The Company also realized a gain on the sale of its interest in the South Estelle property of $89,246 in 2008 and there was no comparable transaction in 2009.

Stock-based compensation

SBC charges for the year ended May 31, 2009 of $4,101,404 (2008 - $381,975) were allocated as follows:

May 31, 2009	Before allocation	Stock-based compensation	After Allocation

Consulting	$ 296,101	$ 1,551,571	$ 1,847,672
Investor relations	434,150	340,530	774,680
Professional fees	386,208	56,683	442,891
Wages and benefits	$ 1,086,828	2,152,620	$ 3,239,448
		$ 4,101,404

May 31, 2008	Before allocation	Stock-based compensation	After Allocation

Consulting	$ 238,367	$ 54,903	$ 293,270
Investor relations	565,384	217,266	782,650
Wages and benefits	$ 977,366	109,806	$ 1,087,172
		$ 381,975

SBC charges for the three months ended May 31, 2009 of $2,292,264 (2008 - $30,938) were allocated as follows:

Three months to May 31, 2009	Before allocation	Stock-based compensation	After Allocation

Consulting	$ 87,781	$ 579,607	$ 667,388
Investor relations	97,865	13,463	111,328
Professional fees	180,074	56,683	236,757
Wages	$ 228,808	1,642,511	$ 1,871,319
		$ 2,292,264

Three months to May 31, 2008	Before allocation	Stock-based compensation	After Allocation

Investor relations	$ 263,585	$ 30,938	$ 294,523
$ 30,938

Liquidity and Capital Resources

The Company has no revenue generating operations from which it can internally generate funds.  To date, the Company’s ongoing operations have been predominantly financed by the sale of its equity securities by way of private placements and the subsequent exercise of share purchase warrants and broker warrants and options issued in connection with such private placements.  However, the exercise of warrants/options is dependent primarily on the market price and overall market liquidity of the Company’s securities at or near the expiry date of such warrants/options (over which the Company has no control) and therefore there can be no guarantee that any existing warrants/options will be exercised.  In addition, the Company can raise funds through the sale of interests in its mineral properties, although current market conditions have substantially reduced the number of potential buyers/acquirors of any such interest(s).  This situation is unlikely to change until such time as the Company can develop a bankable feasibility study on one of its projects.  When acquiring an interest in mineral properties through purchase or option the Company will sometimes issue common shares to the vendor or optionee of the property as partial or full consideration for the property interest in order to conserve its cash.

At the present time the Company does not contemplate that it will be necessary to institute any specific cost saving measures or reductions in staff or consultants, or drop any additional properties, in response to current conditions in the equity or credit markets.  The Company also anticipates that the current slow-down in the junior resource exploration sector may also serve to reduce the cost of external services such as drilling, helicopter support and expediting, as will reduced fuel costs.

As at May 31, 2009, the Company reported cash and cash equivalents of $32,489,341 compared to $3,461,310 and $10,859,942 as at February 28, 2009 and May 31, 2008.  The increase in cash was the net result of the issuance of the shares for warrants, broker compensation options and stock purchase options exercised for the total amount of $27,413,974 ($23,397,988 for the 4th quarter) and a bought deal private placement for gross proceeds of $10,500,000 (in the 4th quarter), less mineral property expenditures of $12,502,764 ($3,080,418 for the 4th quarter) and general operating costs of $2,980,631 ($1,011,727 for the 4th quarter) during the year.

As at May 31, 2009, the Company had working capital of $32,459,316, compared to a working capital of $3,298,643 and $10,600,403 as at February 28, 2009 and May 31, 2008 respectively.  The Company believes the current cash and cash equivalents will be sufficient for it to complete planned exploration programs on its currently held properties, and its currently anticipated general and administrative costs, for the next 24 months.

During the three months ended May 31, 2009, the Company issued 5,000 common shares for the acquisition of mineral properties at a value of $13,300.

The Company expects that it will operate at a loss for the foreseeable future and that it will require additional financing to fund further exploration of current mineral properties, to acquire additional mineral properties and to continue its operations (including general and administrative expenses) beyond the fourth quarter of fiscal 2011.  The Company currently has no funding commitments or arrangements for additional financing at this time (other than the potential exercise of options or warrants) and there is no assurance that the Company will be able to obtain additional financing on acceptable terms, if at all.  There is significant uncertainty that the Company will be able to secure any additional financing in the current equity markets – see “Risk Factors – Insufficient Financial resources/Share Price Volatility”.  The quantity of funds to be raised and the terms of any proposed equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.  Specific plans related to the use of proceeds will be devised once financing has been completed and management knows what funds will be available for these purposes.

The Company has no exposure to any asset-backed commercial paper.  Other than cash held by its subsidiaries for their immediate operating needs in Alaska and Nevada, all of the Company’s cash reserves are on deposit with a major Canadian chartered bank or invested in Government of Canada Treasury Bills or Banker’s Acceptances issued by major Canadian chartered banks.  The Company does not believe that the credit, liquidity or market risks with respect thereto have increased as a result of the current market conditions.  However, in order to achieve greater security for the preservation of its capital, the Company has, of necessity, been required to accept lower rates of interest which has also lowered its potential interest income.

The following table discloses the Company’s contractual obligations for optional mineral property payments and work commitments and committed office and equipment lease obligations.  The Company does not have any long-term debt or loan obligations.  Under the terms of the Company’s mineral property purchase agreement, mineral leases and the terms of the unpatented mineral claims held by it, the Company is required to make certain scheduled acquisition payments, incur certain levels of expenditures, make lease and/or advance royalty payments, make payments to government authorities and incur assessment work expenditures as summarized in the table below in order to maintain and preserve the Company’s interests in the related mineral properties.  If the Company is unable or unwilling to make any such payments or incur and such expenditures, it is likely that the Company would lose or forfeit its rights to acquire or hold the related mineral properties.  The following table assumes that the Company retains the rights to all of its current properties and completes the currently proposed property purchase.

Contractual Obligations	Payments Due by Period(4)
	Total	Prior to May 31, 2010 (9 months)	June 1, 2010 to May 31, 2013 (36 months)	June 1, 2013 to May 31, 2016 (36 months)
Mineral Property Leases(1)(2)(5)	10,286,375	1,315,245	4,285,565	4,685,565
Option Agreements(5)	Nil	Nil	Nil	Nil
Mineral Property Purchase Agreements(5)	250,000	250,000	Nil	Nil
Mining Claim Government Fees	4,648,035	666,265	1,990,885	1,990,885
Office and Equipment Lease Obligations(3)	1,058,720	127,400	465,660	465,660
Total Contractual Obligations	16,243,130	2,358,910	6,742,110	7,142,110

Notes:

1.

Does not include value of common shares required to be issued, but does include work expenditures required to be incurred under underlying leases.

2.

Does not include potential royalties that may be payable (other than annual minimum royalty payments).

3.

Assumes that current office and storage leases are extended beyond current termination dates at the same terms.

4.

Assumes CAD and USD at par.

5.

Assumes completion of buyout of Redstar North Bullfrog interest.

Transactions with Related Parties

During the year, the Company paid $794,916 (2008 - $530,681; 2007 - $419,986) in consulting, investor relations, wages and benefits to officers, directors and companies controlled by directors of the Company and $72,607 (2008 - $62,750; 2007 - $25,110) in rent and administration to a company with common officers and directors.  Professional fees of $44,583 (2008 - $Nil, 2007 - $Nil) were paid to a company related to an officer who is also a director of the Company.  These figures do not include SBC.

At May 31, 2009, included in accounts payable and accrued liabilities was $Nil (2008 - $Nil; 2007 - $2,088) in expenses owing to the directors and officer of the Company and $4,667 (2008 - $18,032; 2007 - $Nil)) to companies related by common directors.  Professional fees include amounts paid to a law firm of which an officer is a shareholder.

These amounts were unsecured, non-interest bearing and had no fixed terms of repayment.  Accordingly, fair value could not be readily determined.

The Company has entered into a retainer agreement dated August 1, 2008 with Lawrence W. Talbot Law Corporation (“LWTLC”), pursuant to which LWTLC agrees to provide legal services to the Company.  Pursuant to the retainer agreement, the Company has agreed to pay LWTLC a minimum annual retainer of $50,000 (plus applicable taxes and disbursements).  The retainer agreement may be terminated by LWTLC on reasonable notice, and by the Company on one year’s notice (or payment of one year’s retainer in lieu of notice).  An officer of the Company is a director and shareholder of LWTLC.

The Company’s purchase of AngloGold’s interest in the Terra, LMS, Gilles and West Pogo Projects in Alaska completed on November 24, 2008, and the “top-up” private placement to AngloGold agreed on July 10, 2009, are considered related party transactions by virtue of a common directorship and the ownership by AngloGold of in excess of 10% of the Company’s outstanding common shares.

These transactions with related parties have been valued in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Proposed Transactions

As at the date of this MD&A there are no proposed transactions that the board of directors, or senior management who believe that confirmation of the decision by the board is probable, have decided to proceed with.

Critical Accounting Estimates

The preparation of the Company’s financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Areas requiring the use of estimates in the preparation of the Company’s financial statements include the rates of amortization for equipment, the potential recovery of resource property interests, the assumptions used in the determination of the fair value of SBC and the determination of the valuation allowance for future income tax assets.  Management believes the estimates used are reasonable; however, actual results could differ materially from those estimates and, if so, would impact future results of operations and cash flows.

Changes in Accounting Policies Including Initial Adoption

Convergence with IFRS

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted.  Accordingly, the conversion to IFRS will be applicable to the Company’s reporting no later than in the first quarter ending August 31, 2011, with restatement of comparative information presented.  The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures.  A diagnostic assessment of the Company’s current accounting policies, systems and processes to identify the differences between current Canadian GAAP and IFRS has been completed but the impact on the Company’s consolidated financial position and results of operations has not yet been determined.  The Company intends to update the critical accounting policies and procedures to incorporate the changes required by converting to IFRS and the impact of these changes on its financial disclosures.

Financial Instruments and Other Instruments

The carrying values of the Company’s financial instruments, which include cash, marketable securities, GST recoverable, Government of Canada Treasury Bills, Banker’s Acceptances, accounts payable and accrued liabilities, and due to related parties, approximate their respective fair values due to their short-term maturity.  Due to the short term of all such instruments, the Company does not believe that it is exposed to any material risk with respect thereto.

The Company’s cash at May 31, 2009 was $32,489,341 of which $295,418 was held in US dollars.

The Company’s receivables and payables at May 31, 2009 were normal course business items that are settled on a regular basis.  The Company’s investment in Millrock Resources Inc. is carried at quoted market value, and is classified as “held for trading” for accounting purposes.  The Company has no current plans to dispose of any significant portion of its investment in Millrock.

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to provide reasonable assurance that all relevant information required to be disclosed in the Company’s reports filed or submitted as part of the Company’s continuous disclosure requirements is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure and such information can be recorded, processed, summarized and reported within the time periods specified by applicable regulatory authorities.

Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as at May 31, 2009 as required by Canadian securities laws.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer, have concluded that, as of May 31, 2009 the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow for accurate disclosure to be made on a timely basis.

Changes in Internal Control Over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  The Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company’s internal control over financial reporting during the year ended May 31, 2009 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure of Outstanding Share Data

Shares

The authorized share capital consists of 500,000,000 common shares without par value.  As at May 31, 2009 there were 56,457,973 common shares issued and outstanding, and as at the date of this MD&A there were 56,457,973 shares outstanding.

Options

A summary of the status of the stock option plan as of May 31, 2009, and changes during the year ended May 31, 2009 is presented below:

Stock option transactions are summarized as follows:

	May 31, 2009		May 31, 2008
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Options outstanding, opening:	4,589,175	$ 2.64	4,313,296	$ 2.70
Granted	1,850,000	$ 2.92	290,000	$ 1.52
Exercised	(792,037)	$ 2.24	(14,121)	$ 1.30
Expired	(2,138)	$ 2.70	-	$ -
Options outstanding, ending:	5,645,000	$ 2.13	4,589,175	$ 2.64

Stock options outstanding are as follows:

	May 31, 2009			May 31, 2008
Expiry Date	Exercise Price	Number of Shares	Exercisable at Period End	Exercise Price	Number of Shares	Exercisable at Year End

August 4, 2008	$1.30	-	-	$1.30	135,815	135,815
July 16, 2010	$1.75	2,810,000	2,810,000	$2.70	2,830,000	2,830,000
May 9, 2009	$2.70	-	-	$2.70	488,360	488,360
July 16, 2010	$1.75	755,000	755,000	$2.95	845,000	845,000
January 16, 2010	$1.52	130,000	130,000	$1.52	190,000	182,500
February 1, 2010	$2.15	100,000	100,000	$2.15	100,000	25,000
March 12, 2011	$2.66	885,000	801,875	$ -	-	-
May 20, 2011	$3.15	965,000	965,000	$ -	-	-
		5,645,000	5,561,875		4,589,175	4,506,675

During the quarter ended May 31, 2009, 60,000 incentive stock options at $1.52 and 110,000 incentive stock options at $1.75 were exercised for the total proceeds of $283,700 and 885,000 incentive stock options, exercisable $2.66, and 965,000 incentive stock options, exercisable at $3.15, were granted to directors, officers, employees and consultants of the Company.  No incentive stock options have been granted, and no incentive stock options have been exercised, since May 31, 2009.  Accordingly, as at the date of this MD&A, there were 5,645,000 stock options outstanding.

During the quarter ended May 31, 2009, 486,222 broker options were exercised for the total proceeds of $1,312,799.  No broker options have been granted, and no broker options have been exercised, since May 31, 2009.  Accordingly, as at the date of this MD&A, there are no broker options outstanding.

Warrants

Warrant transactions during the year ended May 31, 2009 are summarized as follows:

	May 31, 2009		May 31, 2008
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price

Warrants exercisable, beginning of year	13,384,666	$2.21	15,070,208	$2.04
Issued – agent commission warrants	294,000	$2.95	-	-
Exercised	(11,017,044)	$2.33	(1,685,542)	$0.71
Expired	(2,367,622)	$1.66	-	-
Warrants exercisable, end of year	294,000	$2.95	13,384,666	$2.21

Warrants outstanding as at May 31, 2009 are as follows:

	May 31, 2009		May 31, 2008
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price

August 4, 2008	-	-	3,572,954	$1.00
August 4, 2008	-	-	2,247,492	$1.50
August 4, 2008 – commission warrants	-	-	47,478	$1.50
May 9, 2009	-	-	7,304,500	$3.00
May 9, 2009 – commission warrants	-	-	212,242	$3.00
September 4, 2010 – commission warrants	294,000	$2.95	-	-
Warrants exercisable, end of year	294,000	$2.95	13,384,666	$2.21

During the quarter ended May 31, 2009, 7,267,163 share purchase warrants were exercised to acquire 7,267,163 common shares at $3.00 per share for the total proceeds of $21,801,489.  No warrants have been granted, and no warrants have been exercised, since May 31, 2009.  Accordingly, as at the date of this MD&A, there are 294,000 share purchase warrants outstanding, exercisable at $2.95.

Additional Sources of Information

Additional disclosures pertaining to the Company, including its most recent Annual Information Form, financial statements, management information circular, material change reports, press releases and other information, are available on the SEDAR website at www.sedar.com or on the Company’s website at www.ithmines.com.  Readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.